02 NOV 25 AM 9:58

ZURICH
FINANCIAL SERVICES

02060090

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/ih
Date November 21, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Disclosure of Investment" dated November 19, 2002

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Haberling

Andres Christen

Enclosure

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Disclosure of Investment

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, November 19, 2002 – Pursuant to Article 20 of the Swiss Stock Exchange Law, Zurich Financial Services received the following notice from Brandes Investment Partners L.P.:

Brandes Investment Partners, L.P. (11988 El Camino Real, Suite 500, P.O. Box 919048, San Diego, CA 92191 – 9048, USA) ("Brandes") holds as of November 11, 2002 by virtue of discretionary investment authority from its clients 8.22 % of the voting rights in Zurich Financial Services. This is equivalent to the voting rights of 11,831,383 common shares.

Brandes holds 7'600'409 ordinary shares of Zurich Financial Services and 42'309'740 American Depository Receipts ("ADRs") of Zurich Financial Services. These ADRs represent 4'230'974 ordinary shares of Zurich Financial Services and entitle the holder to give voting instructions through the Bank of New York, which administrates the Zurich Financial Services ADR program. All the said securities are beneficially owned by Brandes' clients.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs well over 70,000 people.

Zurich Financial Services, Media and Public Relations

ZURICH
FINANCIAL SERVICES

8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN